Exhibit 99.1

NEWS RELEASE

Endeavour Silver Extends New High Grade Silver-Gold Mineralization in
Villalpando-Asuncion Vein at El Cubo Mine over 800 Metre Length
______________________________________________________________________________

Vancouver, Canada – April 15, 2014 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces that exploration drilling at the El Cubo mine in Guanajuato State, Mexico has extended the recently discovered high grade, silver-gold mineralized zone in the Asuncion area of the Villalpando vein system (V-Asuncion) to over 800 metres long, still open at depth and to the southeast for expansion.

Drilling highlights from the V-Asuncion area in 2014 include 194 grams per tonne (gpt) silver and 2.89 gpt gold over 13.6 metres (m) true width, or 10.7 ounces per ton (opT) silver equivalents over 44.6 feet (ft), in hole CAS-44, including 10,843 gpt silver and 99.2 gpt gold over 0.15 m true width, or 490 opT silver equivalents over 0.5 ft (this high grade interval is uncut but only 1% of the total interval).

At a 100 gpt/m cutoff, this mineralized zone now measures more than 800 m long by up to 400 m deep by up to 14 metres thick (see V-Asuncion longitudinal section here).  Silver equivalents are calculated at a ratio of 60: 1 silver: gold.  Drilling highlights were as follows:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
CAS-39	Villalpando	285.10	4.80	1.59	268	363
	Including	288.35	0.77	2.68	476	637
CAS-41	Villalpando	440.05	1.52	2.85	179	350
	Including	440.70	0.74	3.87	231	463
CAS-42	Villalpando	202.30	1.51	4.35	692	953
	Including	202.75	0.75	8.20	1225	1717
CAS-43	Villalpando	233.95	5.94	1.34	144	224
	Including	234.50	0.57	6.05	373	736
CAS-44	Villalpando	264.10	13.56	2.89	194	368
	Including	265.00	0.15	99.20	10843	16795
CAS-47	Villalpando	188.40	1.50	0.87	181	234
	Including	189.95	0.24	0.94	465	521
CAS-48	Villalpando	228.80	3.95	1.30	143	221
	Including	228.80	0.27	2.61	275	432

In 2012, Endeavour identified the V-Asuncion area as one of several highly prospective target areas for the discovery of new high grade silver-gold mineralization at El Cubo.  At that time, the evidence for potential mineralization consisted of some old flooded mine workings at V-Asuncion, high grade mineralization in a small resource area a few hundred metres to the northwest within the Villalpando vein, and an extensive area to the southeast of V-Asuncion within the prospective “bonanza” horizon that had never been drilled.

In 2013, the Company dewatered the V-Asuncion mine area and gained access to map and sample the underground mine workings.  Exploration crews discovered that the V-Asuncion area hosted not one but two veins in what was clearly a strong dilation zone within the eight kilometre long Villalpando vein, one of the main veins hosting historic silver-gold mines at El Cubo.  Surface drilling confirmed the presence of two vein splays and the discovery of the new V-Asuncion high grade mineralized zone.

In 2014, the focus in the V-Asuncion area is three-fold:  step-out drilling with two surface drill rigs to determine the size of the resource, underground mine development to provide access to the mineralized zone and outline new reserves, and production to expand the mine output from 1,200 tpd up to 1,550 tpd in order to fill the plant to capacity by year-end.

Luis Castro, Vice President of Exploration, commented, “With our refined understanding of the local geological controls on mineralization at El Cubo, we were able to go from target definition to a new discovery to resource and reserve definition at V-Asuncion in the space of one year.  We estimated a small resource for this area at the end of 2013 and we anticipate it to be significantly larger for our year-end reserve/resource estimate and mine plan.  In fact, typical of the Endeavour business model, the mine operations team gained access to and commenced production from the V-Asuncion area last year.”

Godfrey Walton, M.Sc., P.Geo. President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs at El Cubo.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the El Cubo field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014, the timing and results of exploration drill programs and expectations of increased resource/reserve estimates. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, drilling results to achieve increases in resource/reserve estimates, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.